SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

SunOpta Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

8676EP108
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tourbillon Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,081,124

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,081,124

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,081,124

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

PN, IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tourbillon Global Long Alpha Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

158,775

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

158,775

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

158,775

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tourbillon Global Long Alpha Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

307,013

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

307,013

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

307,013

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tourbillon Global Master Fund, Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,615,336

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,615,336

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,615,336

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jason H. Karp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,081,124

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,081,124

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,081,124

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, no par value (the “Shares”), of SunOpta Inc., a Canadian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2838 Bovaird Drive West, Brampton, Ontario L7A 0H2, Canada.

Item 2.	Identity and Background.

(a)           This statement is filed by Tourbillon Global Long Alpha Fund, LLC, a Delaware limited liability company (“Long Alpha LLC”), Tourbillon Global Long Alpha Fund, Ltd, a Cayman Islands Exempted Company (“Long Alpha Ltd”), Tourbillon Global Master Fund, Ltd, a Cayman Islands Exempted Company (“Global Master Fund” and, collectively with Long Alpha LLC and Long Alpha Ltd, the “Funds”), Tourbillon Capital Partners, L.P., a Delaware limited partnership (“Tourbillon”) and Jason H. Karp. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Tourbillon is the Investment Manager of each of the Funds. Jason H. Karp is the Chief Executive Officer of Tourbillon. By virtue of these relationships, each of Tourbillon and Mr. Karp may be deemed to beneficially own the Shares owned by the Funds.

(b)           The principal business address of each of Long Alpha Ltd and Global Master Fund is c/o Elian Fiduciary Services(Cayman) Ltd, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9007. The principal business address of each of Long Alpha LLC, Tourbillon and Mr. Karp is 444 Madison Avenue, 26th Floor, New York, New York 10022. The officers and directors of Long Alpha Ltd and Global Master Fund and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of the Funds is acquiring, holding and disposing of investments in various companies. The principal business of Tourbillon is acting as the Investment Manager of each of the Funds. The principal business of Mr. Karp is acting as a Chief Executive Officer of Tourbillon.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Long Alpha Ltd and Global Master Fund is organized under the laws of the Cayman Islands. Each of Long Alpha LLC and Tourbillon is organized under the laws of the State of Delaware. Mr. Karp is a citizen of the United States of America. The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 158,775 Shares owned by Long Alpha LLC is approximately $1,028,218, including brokerage commissions. The aggregate purchase price of the 307,013 Shares owned by Long Alpha Ltd is approximately $2,232,783 including brokerage commissions. The aggregate purchase price of the 7,615,336 Shares owned by Global Master Fund is approximately $62,072,700, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales involving the Issuer or certain of the Issuer’s businesses or assets including advocating for a sales process or a take-private transaction, including a take-private transaction in which the Reporting Persons may participate, strategy and plans of the Issuer as a means of enhancing shareholder value, or may change their intention with respect to any and all matters referred to in Item 4. Although the Reporting Persons had no plans or proposals at the time of their various purchases and (except as disclosed herein) do not have plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Common Shares reported owned by each person named herein is based upon 85,333,892 Common Shares outstanding, which is the total number of Common Shares outstanding as reported in the Issuer's Prospectus Supplement filed Pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on September 28, 2015.

As of the close of business on November 11, 2015, Long Alpha LLC owned directly 158,775 Shares, constituting less than 1% of the Shares outstanding, Long Alpha Ltd owned directly 307,013 Shares, constituting less than 1% of the Shares outstanding and Global Master Fund owned directly 7,615,336 Shares, constituting approximately 8.9% of the Shares outstanding. By virtue of their respective relationships with the Funds discussed in further detail in Item 2, each of Tourbillon and Mr. Karp may be deemed to beneficially own the Shares owned directly by the Funds.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           Each of Long Alpha LLC, Tourbillon and Mr. Karp has shared voting and dispositive power over the Shares owned directly by Long Alpha LLC. Each of Long Alpha Ltd, Tourbillon and Mr. Karp has shared voting and dispositive power over the Shares owned directly by Long Alpha Ltd. Each of Global Master Fund, Tourbillon and Mr. Karp has shared voting and dispositive power over the Shares owned directly by Global Master Fund.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Long Alpha LLC, Long Alpha Ltd and Global Master Fund have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 810,875, 2,771,625 and 2,462,500 Shares, respectively (representing economic exposure comparable to approximately 1.0%, 3.2% and 2.9% of the Shares, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 7.1% of the Shares outstanding. The Derivative Agreements provide each of Long Alpha LLC, Long Alpha Ltd and Global Master Fund with economic results that are comparable to the economic results of ownership. The Derivative Agreements do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Global Master Fund has purchased from counterparties 8,345 cash-settled call options representing 834,500 Shares each with a strike price of $7.5 and an expiration date of June 18, 2016 (collectively, the “Cash Settled Call Options”). The Cash Settled Call Options do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Settled Call Options (such shares, the “Cash Settled Call Option Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Cash Settled Call Option Subject Shares. The counterparties to the Cash Settled Call Options are unaffiliated third party financial institutions.

On November 12, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Joint Filing Agreement, dated November 12, 2015, by and among Tourbillon Global Long Alpha Fund, LLC, Tourbillon Global Long Alpha Fund, Ltd, Tourbillon Global Master Fund, Ltd, Tourbillon Capital Partners, L.P. and Jason H. Karp.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 12, 2015

TOURBILLON GLOBAL LONG ALPHA FUND, LLC

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

TOURBILLON GLOBAL LONG ALPHA FUND, LTD

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

TOURBILLON GLOBAL MASTER FUND, LTD

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

Tourbillon Capital Partners, L.P.

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

/s/ Jason H. Karp
JASON H. KARP

SCHEDULE A

Directors and Officers of Tourbillon Global Long Alpha Fund, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jason H. Karp* Director

John Ackerly Director	Director	c/o Carne Global Financial Services (Cayman) Limited Commercial Ctr., 802 West Bay Rd, 1st Fl Grand Cayman, Cayman Islands KY1-1204	United Kingdom

Matt Auriemma Director	Director	c/o HighWater Limited, Grand Pavillion Commercial Ctr., 802 West Bay Rd, 1st Fl Grand Cayman, Cayman Islands KY1-1204	United States

* Mr. Karp is a Reporting Persons and, as such, his information called for by Item 2 of Schedule 13D is set forth therein.

Directors and Officers of Tourbillon Global Master Fund, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jason H. Karp* Director

John Ackerly Director	Director	c/o Carne Global Financial Services (Cayman) Limited Commercial Ctr., 802 West Bay Rd, 1st Fl Grand Cayman, Cayman Islands KY1-1204	United Kingdom

Matt Auriemma Director	Director	c/o HighWater Limited, Grand Pavillion Commercial Ctr., 802 West Bay Rd, 1st Fl Grand Cayman, Cayman Islands KY1-1204	United States

* Mr. Karp is a Reporting Persons and, as such, his information called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B

Transactions of the Reporting Persons Effected During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)

Tourbillon Global Long Alpha Fund, LLC

11/11/15	1,875	5.8848
11/11/15	1,875	5.7050
11/11/15	1,875	5.8835
11/11/15	1,875	5.8750
11/10/15	15,000	5.6671
10/01/15	63,400	4.7682
09/28/15	(212)	5.2456
09/28/15	(85)	5.1330
09/28/15	(85)	5.0000
09/28/15	(42)	5.0000
09/25/15	21,250	6.0000
09/25/15	515	5.9254
09/17/15	850	7.7768
09/14/15	425	7.6899

Tourbillon Global Long Alpha Fund, Ltd

11/11/15	10,625	5.8848
11/11/15	10,625	5.7050
11/11/15	10,625	5.8835
11/11/15	10,625	5.8750
11/10/15	85,000	5.6671
09/28/15	(532)	5.2456
09/28/15	(213)	5.1330
09/28/15	(213)	5.0000
09/28/15	(106)	5.0000
09/25/15	53,250	6.0000
09/25/15	1,289	5.9254
09/17/15	2,130	7.7768
09/14/15	1,065	7.6899

Tourbillon Global Master Fund, Ltd

11/11/15	12,500	5.8848
11/11/15	12,500	5.7050
11/11/15	12,500	5.8835
11/11/15	12,500	5.8750
11/10/15	100,000	5.6671
10/01/15	(160,000)	4.7219
10/01/15	(320,000)	4.7219
10/01/15	(320,000)	4.7219
09/28/15	(4,850)	5.2456
09/28/15	(9,703)	5.2456
09/28/15	(9,703)	5.2456
09/28/15	(1,940)	5.1330
09/28/15	(3,881)	5.1330
09/28/15	(3,881)	5.1330
09/28/15	(1,940)	5.0000
09/28/15	(3,881)	5.0000
09/28/15	(3,881)	5.0000
09/28/15	(970)	5.0000
09/28/15	(1,941)	5.0000
09/28/15	(1,941)	5.0000
09/25/15	2,425,500	6.0000
09/25/15	11,737	5.9254
09/25/15	23,479	5.9254
09/25/15	23,480	5.9254
09/17/15	19,400	7.7768
09/17/15	38,810	7.7768
09/17/15	38,810	7.7768
09/14/15	9,700	7.6899
09/14/15	19,405	7.6899
09/14/15	19,405	7.6899